

Mail Stop 7010

December 19, 2007

Mr. Chen Gao
President and CEO
American Metal & Technology, Inc.
633 W. 5th Street
26th Floor
Los Angeles, CA 90071

> **RE: Form 10-KSB for the fiscal year ended July 31, 2006**
> **Form 10-QSB for the period ended September 30, 2007**
> **Form 8-K/A filed June 12, 2007**
> **File No. 033-19048-NY**

Dear Mr. Gao:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

FORM 8-K/A FILED JUNE 12, 2007

Financial Statements for the Year Ended December 31, 2006

Unaudited Pro Forma Condensed Consolidated Balance Sheets, page F-1

2. Please show us how the 1,396,547,997 shares of common stock issued and outstanding, as well as the adjustment to additional paid in capital, is calculated.

3. Please clarify the number of new shares issued to the ex-shareholder in exchange for the assets and liabilities of Murray United Development Company as discussed in footnote 2. Please also clarify when this occurred and the business purpose for doing this.

Unaudited Pro Forma Condensed Consolidated Income Statements, page F-2

4. Please provide us with a reconciliation between the numerators and denominators used in computing basic and diluted EPS. Please also tell us, by type of potentially dilutive security, the number of additional shares that could potentially dilute pro forma basic EPS in the future that were not included in the computation of pro forma diluted EPS, because to do so would have been antidilutive for the periods presented.

Note 1 – Organization and Description of Business, page F-9

5. Your disclosure includes a discussion of issuances of your pre-split common stock. Please note that you should give retroactive effect for any stock split to your financial statements and disclosures throughout the filing. Please revise accordingly.

Note 2 – Summary of Significant Accounting Policies, page F-9

General

6. Please disclose a reconciliation of the numerators and denominators of the basic and diluted per share computations. See paragraph 40(a) of SFAS 128. In addition, please disclose the number of antidilutive shares by each type of security, if any. See paragraph 40(c) of SFAS 128.

Cash and Cash Equivalents, page F-9

7. For statement of cash flows purposes, you consider book overdraft positions to be cash and cash equivalents. Please present the change in book overdraft positions as a separate line item within net cash provided by financing activities. See Section 1300.15 of the AICPA's Technical Questions and Answers.

FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2007

Financial Statements

General

8. Please address the above comments in your interim filings as well.

9. We note your disclosure regarding the reverse acquisition on page 6. Please confirm and clarify your disclosure to state that your accounting comports with the following bullet points and ensure your statement of stockholders' equity and note 1 clearly reflect the appropriate accounting:

- Prior to the date of the reverse acquisition the historical financial statements are required to be those of American Metal Technology Group (the accounting acquirer) and should only include the historical results and operations of American Metal Technology Group;

- The historical financial statements (American Metal Technology Group) are required to reflect the shares issued by Murray United Development Corp. "to acquire" American Metal Technology Group as outstanding for all periods presented in a manner similar to a stock split. This may require a recalculation of the weighted average shares outstanding for EPS purposes;

- The historical financial statements (American Metal Technology Group) are required to reflect the reverse acquisition of Murray United Development Corp. (the accounting acquiree) on the acquisition date. We believe that the acquisition date is the date on which Murray United Development Corp. issued its shares to American Metal Technology Group. On the acquisition date, Murray United Development Corp.'s outstanding shares should be reflected as being issued by American Metal Technology Group to acquire Murray United Development Corp. If Murray United Development Corp. had limited assets and operations, it appears to us that the shares issued to acquire Murray United Development Corp. should be recorded at Murray United Development Corp.'s net book value;

- Subsequent to the date of the reverse acquisition the historical financial statements are required to be those of American Metal Technology Group (the accounting acquirer) and Murray United Development Corp. (the accounting acquiree) on a consolidated basis.

Consolidated Statements of Cash Flows, page 5

10. You disclose that you issued 274,160,734 shares due to the reorganization. Please clarify how you arrived at this amount based on your disclosures in Note 1.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Principal of Consolidation, page 7

11. You state that due to common management and ownership the consolidated financial statements have been presented as if the Agreement and Plan of Merger of the subsidiaries occurred as of December 31, 2006. Please disclose which subsidiaries you are referring to and during which periods they were under common control.

Item 2 – Management's Discussion and Analysis of Financial Condition or Plan of Operation, page 15

General

12. Please identify and disclose all of your critical accounting policies and estimates that are critical to your consolidated financial statements. Your disclosure should include a discussion of the material assumptions you made in arriving at the

critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management. See the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov.

Results of Operations, page 15

13. Please discuss in greater detail the business reasons for the changes between periods in revenue, expenses from operations, interest income and expense, and other income (expense). In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A will look like. See Item 303(b) of Regulation S-B and Financial Reporting Codification 501.04.

Liquidity and Capital Resources, page 16

14. You disclose that during the nine month period ended September 30, 2007 you used $956,065 in operating activities. Based upon your statement of cash flows, it appears that you actually had net cash provided by operating activities of $2,516,005. Please revise accordingly.

15. Please revise your liquidity section to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

Item 3 – Controls and Procedures, page 18

16. We note that you define disclosure controls and procedures as those controls and procedures that "are effective in enabling [you] to record, process, summarize and report information required to be included in [your] period SEC filings within the required time period." This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your definition to clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

17. Your disclosure indicates there were no significant changes in your internal controls or in other factors that could significantly affect those controls subsequent to the date of your most recent evaluation. Please revise to disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter. See Item 308 of Regulation S-B.

<u>Exhibit 31 – Certifications</u>

18. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please file an amendment to your Forms 10-QSB for the periods ended June 30, 2007 and September 30, 2007 to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B and refer to the appropriate locations for the definitions. In doing so, please refile the Forms 10-QSB in their entirety, along with the updated certifications.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief